

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Joshua B. Cohen, Justin B. Klee
Co-Chief Executive Officers
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

      Re: Amylyx Pharmaceuticals, Inc.
             Registration Statement on Form S-1
             Exhibit Nos. 10.19, 10.20 and 10.21
             Filed December 16, 2021
             File No. 333-261703

Dear Messrs. Cohen and Klee:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                         Sincerely,

                                         Division of Corporation Finance